December 13, 2016

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lennar Corporation

Registration Statement on Form S-4

Filed November 10, 2016

File No. 333-214566

Dear Mr. Ingram:

This letter is submitted on behalf of Lennar Corporation (the “Company”) to describe the changes to Registration Statement on Form S-4, File No. 333-214566 (the “Registration Statement”) that are made by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter (the “Comment Letter”) dated December 7, 2016 to the undersigned with respect to the Registration Statement and otherwise to provide the Company’s responses to the comments contained in the Comment Letter.

For the convenience of the Staff, the text of each comment in the Comment Letter is set forth in italics and is followed by the Company’s response to the comment.

General

1. Please provide us with copies of all materials prepared by the financial advisors and shared with the board of directors of WCI Communities, Inc. and their representatives. This includes copies of the board books and all transcripts and video presentations.

Response to Comment No. 1:

The presentation materials prepared by Citigroup Global Markets Inc. (“Citi”) in connection with its opinion, dated September 22, 2016, to the WCI Communities, Inc. (“WCI”) board of directors (the “WCI Board”) as summarized under the section “Opinions of WCI’s Financial Advisors—Opinion of Citigroup Global Markets Inc.” are being provided to the Staff under separate cover by counsel for Citi on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities

Jay Ingram

Securities and Exchange Commission

December 13, 2016

Exchange Act of 1934, as amended. In accordance with such rules, counsel for Citi has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Citi also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The presentation materials prepared by Credit Suisse Securities (USA) LLC (“Credit Suisse”) in connection with its opinion, dated September 22, 2016, to the WCI Board as summarized under the section “Opinions of WCI’s Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC” are being provided to the Staff under separate cover by counsel for Credit Suisse on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, counsel for Credit Suisse has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Credit Suisse also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2. Please note that all exhibits are subject to our review. Accordingly, please file all of your outstanding exhibits with your next amendment or as soon as possible. In addition, please advise us supplementally as to the matters that will be addressed in Latham & Watkins’s tax opinion and why you believe a tax opinion is required to be filed in connection with this transaction. Refer to Item 601(b)(8) of Regulation S-K.

Response to Comment No. 2:

All the exhibits to the Registration Statement that were not previously filed are being filed with Amendment No. 1.

With regard to Latham & Watkins’ tax opinion that is filed as Exhibit 8.1 to the Registration Statement, that tax opinion indicates that the statements in the registration statement under the section “Certain U.S. Federal Income Tax Considerations,” insofar as such statements purport to constitute summaries of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute the opinion of Latham & Watkins LLP as to the matters described therein.

Item 601(b)(8) of Regulation S-K requires that a tax opinion be filed with regard to a registration statement on a form other than Form S-11 and that is not subject to Guide 5 “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The Company believes that the tax consequences of the mergers, which are structured to qualify as a “reorganization” for tax purposes unless the Company elects to pay the merger consideration entirely in cash, are material to investors and, therefore, the tax opinion has been filed in accordance with Regulation S-K.

Jay Ingram

Securities and Exchange Commission

December 13, 2016

Prospectus Cover Page

3. Please revise your disclosure to clarify the value of the total merger consideration to be paid by Lennar to the WCI shareholders on a per share basis and tell us supplementally whether there is collar associated with stock component of the consideration. Please note that we do not object to the disclosure relating to the formula but WCI holders should be able to decipher how much they will be receiving, as represented in dollars, for exchanging their shares in the transaction. Please make corresponding revisions to your registration statement where appropriate.

Response to Comment No. 3:

The requested clarification has been made on the cover page and pages i, 3 and 82 of the Proxy Statement.

There is no collar associated with the stock component of the consideration, except that, if the value of the share consideration, calculated as required for tax purposes, would be less than 41% of the total merger consideration, unless the Company elects to pay the entire merger consideration in cash, it will be required to increase the share consideration so it will have a value equal to 41% of the total merger consideration.

4. Please disclose that, at the time of the vote, WCI holders will not know the number of shares of Lennar stock they will be receiving due to operation of the merger consideration formula.

Response to Comment No. 4

The requested disclosure has been added to the cover page of the Proxy Statement. We respectfully note that this information was disclosed in the WCI letter to stockholders that was filed as part of the Registration Statement and was disclosed as a Risk Factor on page 19 of the proxy statement/prospectus included in the Registration Statement as originally filed. The information continues to be disclosed in those places as well as on the cover page of the Proxy Statement.

5. In an appropriate location, please provide an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date. Also disclose that the number of shares to be issued may differ from the example as of the latest practicable date, given that the actual value and number of shares will not be determined until immediately preceding the closing.

Jay Ingram

Securities and Exchange Commission

December 13, 2016

Response to Comment No. 5

This information appears in the new disclosure on the cover page of the Proxy Statement.

6. Please disclose the time period anticipated between the vote and closing.

Response to Comment No. 6

This information appears in the new disclosure on the cover page of the Proxy Statement. We respectfully note that the information was disclosed on pages 8, 11 and 83 of the proxy statement/prospectus included in the Registration Statement as originally filed and continues to be disclosed on those pages of the Proxy Statement.

7. Please revise your disclosure to state that Lennar may, at its option, pay the merger consideration solely in cash.

Response to Comments No. 7:

This information appears in the new disclosure on the cover page of the Proxy Statement. We respectfully note that the information was disclosed in several places in the proxy statement /prospectus included in the Registration Statement as originally filed and continues to be disclosed in those places in the Proxy Statement.

Summary, page 1

Interests of WCI Directors and Executive Officers in the Initial Merger (See Page 71), page 5

8. We note your disclosure that Mr. Bass will be eligible for a transaction bonus of $3.22 million. Please reconcile such disclosure with your disclosure on page 77 that Mr. Bass will be eligible for a transaction bonus of $4.150 million.

Response to Comment No. 8:

The disclosure on page 5 of the Registration Statement has been revised to clarify that Mr. Bass may be entitled to a transaction bonus of up to $3.22 million and a separate retention bonus. Please also refer to the disclosures on pages 35 and 73 of the Proxy Statement. As described under the caption “Interests of WCI Directors and Executive Officers in the Initial Merger,” and now also disclosed on pages 5 and 35 of the Proxy Statement, in addition to being eligible for a transaction bonus of up to $3.22 million, Mr. Bass will be eligible for a retention bonus of $930,000. The $4,150,000 in the column captioned “Retention/Transaction Bonuses” in the table that appeared on page 77 of the proxy statement/prospectus included in the Registration Statement (and now appears on page 77 of the Proxy Statement), is the sum of the maximum transaction bonus plus the retention bonus.

Jay Ingram

Securities and Exchange Commission

December 13, 2016

Risk Factors, page 19

Lennar has a substantial amount of indebtedness, which may have an adverse..., page 24

9. Please revise your disclosure to discuss the material risks associated with any of the debt covenants and Lennar’s compliance with such debt covenants.

Response to Comment No. 9:

The requested disclosure has been added as a new Risk Factor captioned “Lennar could be adversely affected if it were unable to fulfill covenants regarding its credit facility,” which appears on page 25 of the Proxy Statement.

The Mergers, page 28

Background of the Mergers, page 28

10. Please revise your disclosure regarding the June 19, 2016 conversation between Mr. Bass and Mr. Beckwitt to disclose whether Mr. Bass informed Mr. Beckwitt during this conversation that a counterproposal would be forthcoming.

Response to Comment No. 10

The requested disclosure has been added on page 33 of the Proxy Statement.

11. Please expand your disclosure regarding June 22, 2016 to discuss Mr. Beckwitt’s reaction to the WCI counterproposal communicated by Mr. Bass. Please make similar revisions to your disclosure regarding the July 22, 2016 conversation between Mr. Bass and Mr. Beckwitt.

Response to Comment No. 11

The requested disclosures have been added on page 33 of the Proxy Statement.

12. Please elaborate on the discussion between Mr. Bass and the key decision maker of Party B on August 2, 2016 that led Mr. Bass to be unable to “ascertain” Party B’s interest in a transaction.

Response to Comment No. 12

The requested disclosure has been added on page 34 of the Proxy Statement.

Jay Ingram

Securities and Exchange Commission

December 13, 2016

13. Please expand your disclosure to describe the specific strategic alternatives and countervailing factors that the WCI Board discussed on September 22, 2016.

Response to Comments No. 13:

The requested disclosure has been added beginning on page 42 of the Proxy Statement.

WCI Board Recommendation and Its Reasons for the Mergers, page 45

14. Please tell us whether WCI’s Board considered the potential conflict of interest of Citi to be a negative factor concerning the merger.

Response to Comment No. 14

The Company informs the Staff supplementally that the Company has been informed by WCI that the WCI Board did not consider Citi’s potential conflict of interest to be a negative factor concerning the mergers. The WCI Board believed that Citi’s potential conflict of interest was appropriately addressed through the WCI Board’s pre-signing process as described in “The Mergers—Background of the Mergers” beginning on page 28 of the Registration Statement.

15. Please tell us whether WCI considered Lennar’s $5.2 billion in debt to be a negative factor concerning the merger.

Response to Comment No. 15:

The Company informs the Staff supplementally that the Company has been informed by WCI that, although the WCI Board was aware of the Company’s $5.2 billion in debt, the WCI Board did not consider this as a negative factor concerning the merger due to the fact that the Company’s debt is rated significantly higher by rating agencies than the debt issued by WCI and that the Company’s leverage ratio was within industry norms.

Opinions of WCI’s Financial Advisors, page 49

16. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting the companies and transactions analyzed, including whether any companies or transactions meeting the criteria were excluded.

Response to Comment No. 16

The disclosure on pages 52, 53 and 59 of the Proxy Statement has been revised in response to the Staff’s comment.

Jay Ingram

Securities and Exchange Commission

December 13, 2016

17. Please revise your disclosure to discuss how the discount rates were chosen.

Response to Comment No. 17:

The requested revisions appear on pages 54, 55 and 60 of the Proxy Statement.

Unlevered Free Cash Flow, page 64

18. We note disclosure on page 65 that WCI “expressly disclaims any responsibility, to update or otherwise revise the WCI management projections . . .” Please clarify your statement, particularly the qualifying language “except to the extent required by applicable federal securities laws.” We remind that you are responsible for the information included in the proxy statement, which includes consideration of whether additional disclosure of material information about the financial projections is required to make the statements included in the proxy statement not misleading. Please revise.

Response to Comment No. 18

The disclaimer that had appeared on page 65 has been removed.

19. We note that the WCI management projections are subject to assumptions and estimates as to future events. Please ensure that you disclose all material assumptions underlying the projections.

Response to Comment No. 19:

WCI has added additional disclosure on page 64 of the Proxy Statement to describe material assumptions made by WCI management in preparing the WCI management projections.

The Company and WCI each is aware that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions about anything in this letter, you can contact the undersigned at 305-229-6584 or David Bernstein of Goodwin Procter LLP at 212-813-8808.

Sincerely,

Mark Sustana

Enclosures